THE PROCTER & GAMBLE
    COMMERCIAL COMPANY
    EMPLOYEES' SAVINGS PLAN

    Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, and Supplemental Schedules as of and for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2003 and 2002                                        2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2003                                    3

   Notes to Financial Statements                                           4 - 7

SUPPLEMENTAL SCHEDULES:

   Form 5500,Schedule H, Part IV, Line 4i- Schedule of Assets
     (Held at End of Year)as of December 31, 2003                            8

   Form 5500, Schedule H, Part IV, Line 4j- Schedule of
     Reportable Transactions for the Year Ended December 31, 2003            9

All others schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee of
  The Procter & Gamble Commercial Company
  Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP
San Juan, Puerto Rico
June 14, 2004



Stamp No. 1962177
affixed to original.

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
THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------------


ASSETS                                                           2003          2002

INVESTMENTS-At fair value                                    $10,214,580   $ 7,714,738
                                                             -----------   -----------
RECEIVABLES:
    Participants' contributions                                   14,001        30,225
    Employers' contributions                                       4,606         8,649
                                                             -----------   -----------
           Total receivables                                      18,607        38,874
                                                             -----------   -----------
           Total assets                                       10,233,187     7,753,612

LIABILITIES-Excess contribution to be recognized next year       115,997       127,479
                                                             -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                            $10,117,190   $ 7,626,133
                                                             ===========   ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS:
   Contributions:
      Participants                                                   $ 1,007,667
      Employer                                                           280,466
                                                                     -----------
           Total contributions                                         1,288,133
   Investment income:                                                -----------
      Net appreciation in fair value of investments, including
         gain on sale of investment of $34,229                         1,471,054
      Dividends                                                          172,050
      Interest                                                             4,091
                                                                     -----------
             Total investment income                                   1,647,195

             Total additions                                           2,935,328
                                                                     -----------
DEDUCTIONS-Benefits paid to participants                                 443,871
                                                                     -----------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                          2,491,457

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                    7,626,133
                                                                     -----------
  End of year                                                        $10,117,590
                                                                     ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          a. GENERAL--The Plan is a defined contribution plan covering all full-time employees of the Company and of two affiliated companies, Olay Company, Inc. and Procter & Gamble Pharmaceuticals Puerto Rico, Inc. (the "Companies") who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by the Companies. In 2002, the assets and liabilities of the Olay Company, Inc. Employees' Savings Plan and the Procter & Gamble Pharmaceuticals CODA Profit Sharing Plan, both qualified plans, were transferred into the Plan (see Note 3). This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          b. CONTRIBUTIONS--Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and a fund, which invests in common stock of the Company, as investment options for participants. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Companies' contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

          c. PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (A) the Companies' contributions and, (B) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          d. VESTING--Participants are vested immediately in their contributions plus actual earnings thereon. The Companies' contributions portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

          e. PAYMENT OF BENEFITS--Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

          f.   LOANS TO PARTICIPANTS--Loans to participants are not permitted.

          g. FORFEITED ACCOUNTS--At December 31, 2003, forfeited nonvested accounts totaled $839. These accounts will be used to reduce future Companies contributions to the Plan.

          h. PLAN TERMINATION--Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Procter & Gamble Company ("P&G") and the J.M. Smucker Company ("Smucker") common stock is valued at the closing price on an established security exchange.

          b. USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

               The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

          c. INVESTMENTS VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

               Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

          d.   PAYMENT OF BENEFITS--Benefits are recorded when paid.

          e. PLAN EXPENSES--All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are as follows:
                                                             2003        2002
      The Procter & Gamble Company-common stock;
        55,996.33 and 51,338.41 shares, respectively      $5,592,914  $4,412,023
      J.P. Morgan Disciplined Equity Institutional Fund,
        125,902.18 units                                               1,328,268
      ACI Equity Index - 421,540.47 units                  1,871,640
      J.P. Morgan Diversified Institutional Fund;
        100,227.08 and 87,722.30 units, respectively       1,282,910     943,892
      Fidelity Low Price Fund, 15,736.12 units              550,449
      J.P. Morgan Prime Money Market Institutional Fund,
        328,309.68 units                                                 328,310
      J.P. Morgan Bond Ultra Fund,
        28,062.84 units                                                  285,680


      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

      Common stock                                                   $ 1,068,584
      Mutual funds                                                       402,470
                                                                     -----------
      Total                                                          $ 1,471,054
                                                                     ===========


      The dividend and interest income of the Plan for the year ended December 31, 2003 were as follows:

      Dividend income:
        Common stock                                                    $ 93,610
        Mutual funds                                                      78,440
                                                                        --------
      Total                                                             $172,050
                                                                        --------
      Interest income-interest-bearing deposit                          $  4,091
                                                                        ========


4.    INVESTMENT IN THE J.M. SMUCKER COMPANY COMMON STOCK

      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into Smucker. As a result of the spin-off, holders of The P&G common stock received one share of the Smucker stock for each fifty shares of P&G common stock. The cost basis of P&G common stock owned by the Plan at the time of the Smucker spin-off was allocated between the P&G common stock held and the Smucker common stock received. The Plan is not permitted to purchase additional shares of the Smucker common stock. At December 31, 2003 and 2002, the Plan's investment in Smucker common stock consisted of
      891.06 and 924.59 shares with a fair value of $40,356 and $36,808, respectively.

5.    NONPARTICIPANT-DIRECTED INVESTMENT

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (the common stock of The Procter & Gamble Company) is as follows:

                                                                       2003           2002

      Net assets at December 31, 2003 and 2002-Common stock        $ 5,592,914    $ 4,412,023
                                                                   ===========    ===========
      Changes in net assets for the years ended December 31,2003 and 2002:
         Contributions                                             $   610,678    $   665,791
         Transfers in from predecessor qualified plans                 708,384
         Net appreciation in fair value of investment                1,022,425        311,793
         Dividends                                                      92,803         76,972
         Benefits paid to participants                                (181,137)       (97,750)
         Net transfers to participant directed investments            (318,027)      (148,246)
         Other disbursements                                           (45,851)       (87,245)
                                                                   -----------    -----------
      Net increase in net assets                                   $ 1,180,891    $ 1,429,699
                                                                   ===========    ===========

6.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan and American Century and an interest bearing deposit with J.P. Morgan Chase Bank. J.P. Morgan/American Century Retirement Plan Services, an area of American Century Services Corporation, performs record keeping and administrative services to the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.    INCOME TAXES

      The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

      The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

                                     ******

SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------


Identity of Issue                                       Description of     Shares/Units/
                                                          Investment         Par Value       Cost          Fair Value
                                                        --------------     --------------    ----          ----------
The Procter & Gamble Company                            Common stock        55,996.33    $ 4,570,489       $ 5,592,914

The J.M. Smucker Company                                Common stock           891.06         25,923            40,356

American Century Equity Index Institutional Fund     *  Mutual fund        421,540.47          N/A           1,871,640

J.P. Morgan Diversified Institutional Fund           *  Mutual fund        100,227.08          N/A           1,282,910

Fidelity Low Price                                   *  Mutual fund         15,736.12          N/A             550,449

J.P. Morgan Prime Money Market Institutional Fund    *  Mutual fund        337,084.43          N/A             337,080

J.P. Morgan Bond Ultra Fund                          *  Mutual fund         33,659.62          N/A             332,555

J.P. Morgan International Equity Fund                *  Mutual fund          7,499.65          N/A             191,768

Fidelity Diversified Growth Fund                     *  Mutual fund            314.09          N/A               8,575

J.P. Morgan Chase Bank                                  deposit              6,333.00          6,333.00          6,333
                                                                                                          ------------
Total                                                                                                     $ 10,214,580
                                                                                                          ============
*Registered Investment Company.

N/A = Not applicable.

SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j-
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------


SINGLE TRANSACTIONS-None.

SERIES OF TRANSACTIONS:
                                                                                               Current
                                                                                               Value of
                                                                                               Asset on        Net
                              Number of    Number of     Purchase      Sales       Cost of    Transaction     Gain
Description of Asset          Purchases      Sales        Amount       Amount       Asset        Date        on Sale

The Procter & Gamble
 Company-common stock             3            2         $776,424      $352,633    $318,404    $352,633     $ 34,229
                                                         ========      ========    ========    ========     ========